Exhibit 12 - Ratio of Earnings to Fixed Charges

CONVERGYS CORPORATION
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
(Amounts in millions)

	For the Twelve Months Ended	For the Twelve Months Ended	For the Twelve Months Ended	For the Twelve Months Ended	For the Twelve Months Ended
	12/31/2011	12/31/2010	12/31/2009	12/31/2008	12/31/2007
Income before income taxes, extraordinary charges and cumulative effect of change in accounting principle	328.3	(74.7)	84.5	146.5	182.4
Adjustment for undistributed (income)/losses of partnerships, net of distributions	10.5	(11.5)	(1.0)	3.5	(5.5)
Interest expense	16.1	19.5	28.9	22.5	16.8
Portion of rental expense deemed interest	26.3	27.3	29.6	27.3	27.3
Total earnings	381.2	(39.4)	142.0	199.8	221.0
Fixed Charges:
Interest expense	16.1	19.5	28.9	22.5	16.8
Portion of rental expense deemed interest	26.3	27.3	29.6	27.3	27.3
Total fixed charges	42.4	46.8	58.5	49.8	44.1
Preferred dividends:
Preferred dividends	—	—	—	—	—
Combined fixed charges and preferred dividends	42.4	46.8	58.5	49.8	44.1
Ratio of Earnings to Fixed Charges	9.0	(0.8)	2.4	4.0	5.0
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	9.0	(0.8)	2.4	4.0	5.0